Exhibit 99.1

NEWS RELEASE

Toronto, January 19, 2023

Triple Flag Completes Arrangement with Maverix

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) and Maverix Metals Inc. (TSX: MMX and NYSE American: MMX) (“Maverix”) are pleased to announce the successful completion of the previously announced acquisition of Maverix by Triple Flag by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

In aggregate, Triple Flag issued 45.1 million common shares of the Company (the “Triple Flag Shares”) and paid US$86.7 million to former Maverix shareholders. The Triple Flag Shares issued pursuant to the Arrangement are expected to be listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange. With the completion of the Arrangement, existing Triple Flag and former Maverix shareholders are expected to own approximately 78% and 22% of the pro forma outstanding shares of Triple Flag, respectively.

As a result of the Arrangement, the common shares of Maverix will be delisted from the Toronto Stock Exchange and the NYSE American shortly after the date hereof. Maverix will apply to the Canadian securities regulators for it to cease to be a reporting issuer in the applicable jurisdictions, and Maverix will deregister its shares under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

Shaun Usmar, Founder and CEO of Triple Flag, said: “We are extremely pleased to have completed this transaction, which solidifies Triple Flag as the leading gold-focused emerging senior streaming and royalty company. Maverix’s highly diversified portfolio of 148 royalties and streams complements our strong pre-existing portfolio and provides increased scale, meaningful immediate cash flow and gold-equivalent ounce accretion as well as additional exposure to significant future organic growth.”

“I would also like to thank the Maverix board and management team, along with my own board and team, for the hard work and dedication that delivered this valuable combination for our shareholders, and welcome the new shareholders of Triple Flag. As previously reported, the Arrangement was approved by 98.4% of the votes cast by Maverix shareholders, clearly demonstrating strong support for the merits of the transaction. We appreciate this endorsement and look forward to continuing to build out the new Triple Flag in the future.”

Transaction Highlights

We believe the Arrangement will provide the following benefits:

▪	Strategic and Synergistic Combination:

▪	Solidifies Triple Flag’s position as the fourth-largest senior streaming and royalty company, meaningfully increasing net asset value (“NAV”).

▪	Expected to be accretive on a per share basis to both NAV and cash flow.

▪	Creates a company with greater scale and an immediate increase in GEOs, underpinned by high-quality assets and operators.

▪	Provides enhanced asset diversification, a peer-leading growth profile, and portfolio optionality.

▪	Yields meaningful and tangible synergies.

▪	Pure Play Precious Metals Portfolio:

▪	Combines two high-quality, precious-metals-focused streaming and royalty portfolios.

▪	Creates a pure play portfolio with 98% of NAV comprised of streams and royalties and 93% comprised of gold and silver.

▪	Features assets located in mining-friendly jurisdictions, with 64% of NAV located in Australia and North America and 18% in Latin America.

▪	Enhanced Shareholder Base and Market Presence:

▪	Benefits from a supportive and knowledgeable shareholder base, combining the cornerstone stakeholders of both companies including Elliott Investment Management L.P., Newmont Corporation and Pan American Silver Corp.

▪	Increases shareholder diversification.

▪	Enhances capital markets presence and trading liquidity.

▪	MarketVector Indexes GmbH (“MVIS”) has replaced Maverix with Triple Flag in their Global Junior Gold Miners Index (“GDXJ”) in connection with the acquisition of Maverix.

▪	Premium Valuation:

▪	Combines scale, diversity, growth and upside optionality, with a peer-leading 1.4% dividend yield, warranting a premium valuation.

▪	Well-positioned to compete and increase value.

▪	Director Changes:

▪	Mr. Blake Rhodes and Mr. Geoff Burns will be joining the Board of Directors of Triple Flag.

Management Changes

Triple Flag is pleased to announce that Warren Beil will be joining Triple Flag from Maverix as General Counsel, and James Dendle is being promoted to the position of Senior Vice President, Corporate Development.

Mr. Beil is a practicing corporate and securities lawyer, skilled in advising companies operating in the mining and natural resource sectors. Mr. Beil’s expertise includes securities law, regulatory and stock exchange compliance, capital markets transactions, including mergers and acquisitions, public offerings, asset purchases, options and joint ventures and stock exchange listings. Prior to joining Maverix, Mr. Beil was the Vice President, Legal for two gold exploration companies. Mr. Beil began his career in private practice with a preeminent national law firm. After leaving private practice, Mr. Beil served as the General Counsel to a private venture capital company focused on the mining and natural resource sectors. Mr. Beil holds a Juris Doctor from the University of Toronto and a Juris Doctor, with Honors, from Bond University on the Gold Coast of Australia. Mr. Beil is a practicing member of the Law Society of British Columbia.

“I would like to welcome Warren to the Triple Flag team and congratulate James on his well-deserved promotion. We appreciate and acknowledge the Maverix management team’s continued cooperation in integrating our two businesses in a seamless manner and value the continuity offered through Warren joining the Triple Flag team, in addition to the two experienced Maverix directors joining our board.” commented Shaun Usmar.

Director Changes

“I am very pleased that Geoff Burns and Blake Rhodes will be joining the Triple Flag board from Maverix.” commented Dawn Whittaker, Chair of the Board. “Geoff has a distinguished mining career, most recently as co-founder and Chair of the Board of Maverix. Blake has served on the Maverix board for over 4 years, playing a key role in its rapid growth, and has held a number of different roles as an executive with Newmont Mining Corporation, the world’s largest gold company. I welcome the addition of Geoff and Blake to the Triple Flag board.”

Mr. Burns co-founded Maverix Metals Inc. in 2016 and has served as the Chair of Maverix’s Board of Directors since its inception until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years, and was also a member of the Board of Directors. In his over 35 years in the precious metals mining industry, Mr. Burns has gathered extensive experience throughout North and South America in both mine operations and project development, having participated in multiple mine development and construction projects from feasibility study through continuous operation. Throughout his career he has led or been a part of numerous capital market transactions raising more than $1.3 billion in equity, debt and convertible debt, while completing M&A transactions in excess of $3.0 billion. Mr. Burns holds a BSc. degree in Geology from McMaster and an MBA from York University.

Mr. Rhodes retired from Newmont Corporation in April 2022, where he was the Senior Vice President of Strategic Development and a member of the executive leadership team. Mr. Rhodes’ career at Newmont spanned over 25 years, during which he served in a legal capacity as General Counsel, in operations as Senior Vice President of Indonesia, and led Newmont’s mergers and acquisitions team as SVP of Strategic Development. Mr. Rhodes has extensive transactional and international business experience, having worked and lived in Jakarta, Adelaide, and Singapore, and played key roles in Newmont’s significant transactions, including the acquisition of Goldcorp Inc. and the formation of the Nevada Gold Mines joint venture. He graduated from Iowa State University with a Bachelor’s degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

Triple Flag also announces that Director Sir Michael (“Mick”) Davis has stepped down from the Board.

“On behalf of the Board, I would like to thank Mick for his insights and many contributions to Triple Flag as a director and in his role as Chair of the Compensation and ESG Committee,” commented Mrs. Whittaker. “While Mick’s growing personal and professional commitments prevent him from continuing on our board, we had the benefit of Mick’s extensive commercial and executive management experience during the Company’s transition to the public markets. We thank Mick sincerely for his invaluable service to the Company and wish him well in his future endeavors.”

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information – Inquiries:

Investor Relations:

James Dendle

Senior Vice President, Corporate Development

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the strengths, characteristics and expected benefits and synergies of the Arrangement, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, our assumptions regarding the Arrangement (including our ability to derive the anticipated benefits therefrom), as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form as filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Gold Equivalent Ounces (“GEOs”):

GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Triple Flag uses this measure internally to evaluate its underlying operating performance across its stream and royalty portfolios for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently.